UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act Of 1934

For the month of November, 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of Registrant’s Name into English)

Av. Brigadeiro Faria Lima, 4100, 16th floor

São Paulo, SP, Brazil 04538-132 Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

cosan limited | Earnings Release
3rd Quarter of 2020

3Q20 Earnings Release

São Paulo, November 17, 2020 – COSAN LIMITED ("CZZ" or "Company") (NYSE: CZZ) announces today its results for the third quarter (July, August, and September) of 2020 (**3Q20**). The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 3Q20 and 3Q19, except where indicated differently.

Message from the CEO

The past few months posed great challenges for everyone around the globe, and it was no different for us at Cosan. Our top priority remains the health and safety of our employees, customers, and suppliers as well as the integrity of our assets. We keep on following appropriate protocols to continue serving the society in the best possible way. We took decisions quickly, effectively reacting to challenges that emerged during the pandemic, while seizing new opportunities as they arose. The third quarter of 2020, however, benefited from a significant improvement in economic activity. The relaxation of social distancing measures allowed traffic to gradually return to normal levels, boosting demand for fuels, lubricants, and natural gas. Effective management and execution discipline of our teams stand behind delivering solid results across all our companies in 3Q20.

Raízen Combustíveis benefited from the reopening of activities in Brazil and Argentina. The pace of recovery was different in those countries, but overall a more favorable business environment enabled a good catch up in profitability. Comgás' higher volume distribution, especially in industrial segment, bolstered Compass Gas & Energy results. Moove posted record numbers on sales improvement across all geographies, supported by the assertiveness of its commercial strategy. Raízen Energia keeps harvesting improved performance from a combination of higher agricultural yields, greater cost efficiency, and better pricing. Despite slower demand for grains transportation during this period, Rumo optimized its spare capacity to maximize sugar, fertilizers and pulp transporting, posting record volumes. Lower tariffs and higher operating expenses, however, pressured margins, partially offset by continued efficiency gains.

On the ESG front, we reaffirmed our commitment to sustainable development by joining the UN Global Compact. This means not only reiterating our engagement with all our stakeholders, but also learning and exchanging valuable knowledge with other members. We responded again to both the ISE and CDP questionnaires and debuted on the Bloomberg Diversity Index, acknowledging the need for increasingly fomenting diversity on our teams and in the leadership. Moreover, Raízen inaugurated its first biogas plant, a project that contributes to sustainability by reusing industrial waste and creating eco-friendly products that help clean further the Brazilian energy matrix.

We are on schedule regarding previously announced corporate restructuring process. Rumo successfully concluded its third follow-on by raising R$6.4 billion. Offering proceeds will allow Rumo to accelerate strategic projects following the anticipated renewal of the Paulista Network concession. In turn, we decided to cancel Compass Gas & Energy IPO, reinforcing our capital discipline and targeting better market timing. Compass' plans remain unaltered, and we recently announced a bid for 51% of Gaspetro's equity. We remain committed to contributing to energy transition by developing natural gas business in Brazil. Last but not least, we bought back R$166 million in CSAN3's shares during October, in line with our capital allocation strategy and confident on potential value creation of our portfolio.

The Covid-19 pandemic will continue affecting people's lives and businesses, and we remain attentive to the uncertainties emerging from new waves of contagion around the globe. But we trust our sustainable capital allocation process, the quality of our operations and of our teams, and our ability to maximize value creation, no matter how big the challenge is. We have a strong culture, focused on connecting and developing diverse people. Our teams deliver consistently and make a difference, always grounded on our ethics, safety and entrepreneurship principles. Together, we can do even more.

Stay Safe,

Luis Henrique Guimarães
CEO CZZ

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COSAN LIMITED
Earnings Release
3rd Quarter of 2020

Summary of Financial Information

Executive Summary - Cosan Pro forma[1] BRL mln	3Q20 (Jul-Sep)	3Q19 (Jul-Sep)	Chg.% 3Q20/3Q19	2Q20 (Apr-Jun)	Chg.% 3Q20/2Q20
Net Revenue	19,509.3	20,866.2	-6.5%	13,582.7	43.6%
Gross profit	2,914.2	2,755.8	5.7%	1,688.8	72.6%
EBITDA[1]	2,977.8	3,373.9	-11.7%	1,895.9	57.1%
Adjusted EBITDA[2]	2,557.1	2,628.3	-2.7%	1,247.4	n/a
Net Income (Loss)	222.9	560.8	-60.2%	101.9	n/a
Adjusted Net Income[2]	189.3	331.7	-42.9%	57.6	n/a
Leverage (Net Debt/LTM EBITDA)[3]	3,1x	2,1x	1,0	2,8x	0,3

Note 1: Proforma results consider consolidation of 50% of the results of Raízen Combustíveis and Raízen Energia.
Note 2: Adjusted EBITDA and Net Income excludes nonrecurring effects in the quarters, as detailed on page 6 herein.
Note 3: LTM EBITDA adjusted by Comgás' Regulatory Current Account effects and lease liabilities (IFRS 16) at Raízen and Rumo.

Business Units

Cosan Logística S.A. (B3: RLOG3) and Cosan S.A. (B3: CSAN3), companies controlled by the Cosan Limited, reported their results on November 12, 2020 and November 13, 2020, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below:

- Cosan S.A. (CSAN3): ri.cosan.com.br
- Cosan Logística (RLOG3): ri.cosanlogistica.com

Cosan S.A. and Cosan Logística S.A. business units that compose Cosan Limited and interest in each reportable segment are shown below:

- **Cosan S.A. (CSAN3) (64%)**

Raízen Combustíveis (50%)	Fuel Distribution & Downstream Argentina
Raízen Energia (50%)	Production and Sale of Sugar, Ethanol & Bioenergy
Compass Gás & Energia (99%)	Natural Gas Distribution, Energy Commercialization and Others
Moove (70%)	Lubricants, Base Oils & Specialties
Cosan Corporativo (100%)	Corporate Structure and Other Investments

- **Cosan Logística S.A. (RLOG3) (73%)**

Rumo S.A. (RAIL3) (28%)	Logistics Operator

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COSAN LIMITED

Earnings Release
3rd Quarter of 2020

Executive Summary 3Q20

Cosan Limited (NYSE: CZZ)

CZZ pro forma adjusted EBITDA reached R$ 2.6 billion in 3Q20, expansion of 105% versus 2Q20, reflecting a strong recovery in demand for fuels, lubricants, and natural gas, in addition to higher volume of sugar sales at Raízen Energia. When compared to 3Q19, EBITDA dropped 3% due to lower contribution from Rumo and Raízen Combustíveis Brazil, partially offset by better operating results in other businesses. **Net income totaled R$ 223 million** in the period. Pro forma leverage, adjusted by Comgás' Regulatory Current Account and IFRS16 effects, reached 3.1x, explained by higher net debt balance and lower LTM EBITDA, mainly due to the impact of the crisis on the 2Q20 results. Below, the highlights of each operating segment.

Cosan S.A. (CSAN3):

Raízen Combustíveis

The relaxation of social distancing measures enabled a gradual recovery of economic activity and demand for fuels, especially in Brazil. Product price changes also contributed to reestablishing usual levels of profitability. Therefore, the consolidated adjusted EBITDA totaled R$907 million, reversing the negative results of 2Q20, soaring 37% versus same period last year.

RC Brazil: **Adjusted EBITDA totaled R$611 million in 3Q20**, versus R$65 million in 2Q20. This reflects the expected quarter-on-quarter recovery both in volume and profitability, driven by better business environment, gains from supply and commercialization strategy and greater operational efficiency. Total sales volume recorded solid 27% growth versus 2Q20, mainly driven by diesel sales (+25%) and Otto cycle (+31% in gasoline-equivalent) demand growth. Year-on-year, adjusted EBITDA was 5% lower than 3Q19, due to lower volumes sold (-9%) for the segments still affected by the pandemic (retail and aviation).

RC Argentina: **Adjusted EBITDA totaled US$56 million (R$296 million) in 3Q20**, reversing the losses recorded in 2Q20. The company benefitted from improved volume sold (+34%), lower unit costs for inputs and products sold, and recovery of sales prices. Year-on-year, results were significantly higher, despite the 32% sales drop, due to a weak comparison basis, affected by oil and fuel price freezes.

Raízen Energia: **Adjusted EBITDA for the second quarter of the 2020/21 crop year totaled R$974 million (+15%)**, driven by higher own sugar sales volumes, in line with the crop commercialization plan, with higher average prices, reflecting the hedging strategy in Brazilian Real. Efficiency gains also resulted in lower unit costs (ex-CONSECANA). Less rainfall in the period accelerated crushing (+3%), which, coupled with higher productivity (+13%, measured in tons of TRS/ha), explained sugar-equivalent production increase (+6%).

Compass Gas & Energy

Adjusted EBITDA totaled R$646 million in 3Q20, a significant recovery compared to 2Q20. Improved results were driven by higher demand for natural gas at Comgás (+34%), evidencing the recovery of economic activity. Adjusted EBITDA came in line (-1%) versus 3Q19. Lower expenses and margins adjusted by inflation in May 2020 helped results in the period. The industrial segment was the key driver of volume growth, expanding 37% and 2% compared to 2Q20 and 3Q19, respectively. Volumes sold to commercial segments grew 49% quarter-on-quarter, but plunged 34% year-on-year, still pressured by Covid-19 impacts. Residential volumes grew 6% (versus 2Q20) and came in line with 3Q19, boosted by the gross addition of 121,000 clients over the last 12 months.

Moove: **Adjusted EBITDA totaled R$177 million in 3Q20, a record result for the company.** Quarter-on-quarter, the better performance mainly reflects the recovery of sales volumes (+95%) across all countries in which Moove operates. Year-on-year, sales grew 21%. In addition, better performance of main operational indicators, driven by the company's supply and commercialization strategy, higher contribution of international businesses in Brazilian Real, as well as efficiency gains, also contributed to EBITDA growth.

Cosan S.A. ended 3Q20 with pro forma adjusted EBITDA of R$1.7 billion (+6%), bolstered by the recovery of operations affected by the crisis in the previous quarter. **Net income for the period came to R$304 million (-63%)**, adversely affected by Brazilian real depreciation and shares held by the company (non-cash accounting effects). Leverage (net debt/proforma EBITDA) ended at 2.7x, reflecting a higher net debt balance and lower EBITDA LTM, which includes 2Q20 results, affected by the impacts of the crisis of Covid-19.

Cosan Logística S.A. (RLOG3):

Rumo: **Adjusted EBITDA (including IFRS 16) totaled R$ 1.1 billion (-8%) and adjusted EBITDA margin decrease 4.5p.p. to 55%**, mainly impacted by the lower tariffs. This effect was partially offset by efficiency gains and a record transported volume of 17.5 billion RTK (1%). Despite the weaker performance of grains (-6%), especially corn (-17%), the transport of agricultural products expanded 1% as Rumo used its capacity to increase sugar transportation (88%), given the favorable market for this commodity. **Net income came at R$171 million**, reflecting lower operating results and higher financial expenses chiefly due to the early renewal of Paulista Network. Leverage dropped to 1.7x broad net debt/ LTM Adjusted EBITDA, reflecting higher cash position after the capital raise and the partial prepayment of concession fees.

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COSAN LIMITED

Earnings Release
3rd Quarter of 2020

The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our website (www.cosan.com) in the Results Center.

Main Operational and Financial Metrics

Raízen Combustíveis - Brazil

RC Brazil	3Q20 (Jul-Sep)	3Q19 (Jul-Sep)	Chg.% 3Q20/3Q19	2Q20 (Apr-Jun)	Chg.% 3Q20/2Q20
Otto Cycle Volume ('000 cbm)	2,705	3,049	-11%	2,052	32%
Gasoline Equivalent[4] Volume ('000 cbm)	2,448	2,746	-11%	1,869	31%
Diesel Volume ('000 cbm)	3,531	3,346	6%	2,832	25%
Adjusted EBITDA Margin[5] (BRL/cbm)	95	91	5%	13	n/a
RC Argentina	**3Q20 (Jul-Sep)**	**3Q19 (Jul-Sep)**	**Chg.% 3Q20/3Q19**	**2Q20 (Apr-Jun)**	**Chg.% 3Q20/2Q20**
Total Volume Sold ('000 cbm)	1,155	1,696	-32%	864	34%
EBITDA[5] (USD mln)	56	6	n/a	(51)	n/a

Note 4: Sum of gasoline and ethanol volumes, adjusted by the energy coefficient of 0,7221.
Note 5: Adjusted for the non-recurring effects detailed on page 6 of this report.

Raízen Energia

Indicators	3Q20 (Apr-Mar)	3Q19 (Apr-Mar)	Chg.% 3Q20/3Q19
Sugarcane Crushed (mln mt)	27.6	26.7	3%
TRS/ha (tons of TRS per hectare)	11.2	9.9	13%
Sugar/Ethanol Production Mix	54% vs 46%	50% vs 50%	n/a
Adjusted EBITDA[6] (BRL mln)	974	848	15%

Note 6: Adjusted for the non-recurring effects detailed on page 6 of this report.

Compass Gás & Energia

	3Q20 (Jul-Sep)	3Q19 (Jul-Sep)	Chg.% 3Q20/3Q19	2Q20 (Apr-Jun)	Chg.% 3Q20/2Q20
Comgás Sales Volume (mln cbm) Ex-Thermal Power	1,128	1,147	-2%	841	34%
Adjusted EBITDA[7] (BRL mln)	646	652	-1%	473	36%

Note 7: Adjusted by effects highlighted on page 6 hereof. Until 1Q20, EBITDA was standardized by the effect of Regulatory Current Account (CCR). As from 2Q20, Comgás now records the CCR effects in its corporate books, thus, the standardization is no longer required.

Moove

	3Q20 (Jul-Sep)	3Q19 (Jul-Sep)	Chg.% 3Q20/3Q19	2Q20 (Apr-Jun)	Chg.% 3Q20/2Q20
Total Sales Volume[8] ('000 cbm)	129	106	21%	66	95%
EBITDA (BRL mln)	177	80	n/a	44	n/a

Note 8: Considering the volume sold of lubricants and base oil.

Rumo

Operating and Financial Performance Index	3Q20	3Q19	Chg.%
Consolidated			
Operating ratio (%)	66%	64%	3.1%
Diesel comsuption (liters/ '000 GTK)	3.68	3.83	-4.0%
Rail accidents (MM Train/Km)	14.7	17.0	-13.8%
Personal accidents (accidents/MM MHW)	0.37	0.53	-30.2%
North operation			
Cycle time of railcars9 (days)	9.0	9.1	-2.0%
South operation			
Cycle time of railcars10 (days)	6.7	7.0	-4.3%

Note 9: Considers the cycle of grains Rondonópolis (MT) - Santos (SP).
Note 10: Considers the cycle of grains North of Paraná – Ports of Paranaguá (PR) and São Francisco do Sul (SC).

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COSAN LIMITED

Earnings Release
3rd Quarter of 2020

Cosan Corporate Results

The following table provides a breakdown of the 3Q20 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column "Cosan S.A. Accounting", the "Adjustments & Eliminations" column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit 3Q20	Raízen Combustíveis	Raízen Energia	Compass Gás e Energia[11]	Moove	Cosan Corporate	Desconsolidation Raízen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logística	Cosan Limited Corporate	Adjustments and Elimination	CZZ
Net Revenue	22,239.4	7,320.3	2,426.9	1,288.0	0.0	(29,559.7)	0.0	3,714.9	2,052.7	0.2	(10.5)	5,757.4
Cost of Goods and Services Sold	(21,006.0)	(6,482.8)	(1,670.6)	(966.3)	(0.1)	27,488.8	0.0	(2,637.0)	(1,251.5)	(0.6)	10.5	(3,878.7)
Gross Profit	1,233.4	837.5	756.3	321.7	(0.1)	(2,071.0)	0.0	1,077.9	801.2	(0.4)	-	1,878.7
Gross Margin (%)	*5.5%*	*11.4%*	*31.2%*	*25.0%*	*n/a*	*7.0%*	*n/a*	*29.0%*	*39.0%*	*n/a*	-	*32.6%*
Selling Expenses	(519.9)	(336.3)	(50.3)	(120.9)	(0.2)	856.2	-0.0	(171.4)	(5.8)	(0.5)	-	(177.7)
General and Administrative Expenses	(145.7)	(172.0)	(184.0)	(58.8)	(45.7)	317.7	-0.0	(288.5)	(101.0)	(27.4)	-	(416.9)
Other Operating Income (Expenses)	168.5	(15.1)	(9.0)	3.4	(19.5)	(153.4)	-0.0	(25.2)	(41.1)	(23.2)	(0.0)	(89.5)
Equity Pick-up	(0.0)	1.6	(0.0)	0.0	527.2	(1.6)	(299.7)	227.5	4.8	285.1	(285.1)	232.3
Depreciation and Amortization	246.4	1,014.0	132.9	32.0	3.5	(1,260.4)	(0.0)	168.4	454.0	0.6	0.0	623.0
EBITDA	982.7	1,329.7	645.8	177.5	465.1	(2,312.4)	(299.7)	988.7	1,112.1	234.3	(285.1)	2,050.0
EBITDA Margin (%)	*4.4%*	*18.2%*	*26.6%*	*13.8%*	*n/a*	*7.8%*	*n/a*	*26.6%*	*54.2%*	*n/a*	*n/a*	*35.6%*
Financial result	(71.1)	(353.5)	(127.1)	(31.8)	(258.5)	424.6	0.0	(417.4)	(445.7)	(2.9)	122.2	(743.8)
Income and Social Contribution Taxes	(168.7)	31.8	(130.3)	(42.8)	99.5	136.9	-0.0	(73.7)	(50.9)	(2.2)	(41.6)	(168.4)
Non-controlling Interest	(19.2)	(14.5)	(4.8)	(22.0)	1.5	33.7	-	(25.4)	(130.0)	(5.7)	(130.8)	(291.8)
Net Income	477.3	(20.5)	250.6	48.8	304.1	(456.8)	-299.7	303.8	31.4	222.9	(335.3)	222.9

Earnings by Business Unit 9M20	Raízen Combustíveis	Raízen Energia	Compass Gás e Energia[11]	Moove	Cosan Corporate	Desconsolidation Raízen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logística	Cosan Limited Corporate	Adjustments and Elimination	CZZ
Net Revenue	61,305.9	21,309.1	6,462.0	3,116.0	0.0	(82,614.9)	0.0	9,578.1	5,304.2	0.5	(28.0)	14,854.8
Cost of Goods and Services Sold	(58,899.1)	(19,168.2)	(4,385.0)	(2,388.9)	(1.5)	78,067.4	-0.0	(6,775.3)	(3,473.6)	(1.4)	28.0	(10,222.2)
Gross Profit	2,406.7	2,140.8	2,077.0	727.1	(1.4)	(4,547.6)	0.0	2,802.7	1,830.6	(0.8)	(0.0)	4,632.6
Gross Margin (%)	*3.9%*	*10.0%*	*32.1%*	*23.3%*	*n/a*	*5.5%*	*37.5%*	*29.3%*	*34.5%*	*n/a*	0.0	*31.2%*
Selling Expenses	(1,571.5)	(713.4)	(411.3)	(344.8)	(1.4)	2,285.0	-0.0	(757.5)	(23.1)	(0.7)	0.0	(781.3)
General and Administrative Expenses	(456.4)	(479.1)	(376.8)	(162.6)	(127.0)	935.5	-0.0	(666.4)	(285.6)	(76.7)	(0.0)	(1,028.7)
Other Operating Income (Expenses)	383.5	225.8	31.3	32.4	(116.0)	(609.3)	0.0	(52.3)	72.7	(23.3)	(0.0)	(2.9)
Equity Pick-up	0.9	(85.5)	0.0	0.0	1,017.0	84.6	(815.6)	201.4	11.5	303.2	(303.2)	212.9
Depreciation and Amortization	713.8	2,830.2	369.2	81.7	10.2	(3,543.9)	0.0	461.1	1,405.2	1.6	0.0	1,867.9
EBITDA	1,477.0	3,918.8	1,689.4	333.9	781.3	(5,395.8)	(815.6)	1,989.0	3,011.3	203.3	(303.2)	4,900.5
EBITDA Margin (%)	*2.4%*	*18.4%*	*26.1%*	*10.7%*	*n/a*	*6.5%*	*n/a*	*20.8%*	*56.8%*	*n/a*	*n/a*	*33.0%*
Financial result	(342.1)	(868.3)	(173.0)	(101.8)	(889.1)	1,210.4	-0.0	(1,163.8)	(1,177.4)	782.0	216.4	(1,342.9)
Income and Social Contribution Taxes	(124.9)	(48.2)	(383.3)	(57.4)	345.6	173.1	-0.0	(95.1)	(137.3)	(3.7)	(73.6)	(309.6)
Non-controlling Interest	(17.3)	(54.9)	(12.7)	(28.9)	4.3	72.2	-	(37.4)	(230.4)	(8.5)	(132.4)	(408.6)
Net Income	278.9	117.2	751.2	64.1	232.0	(396.1)	-815.6	231.7	61.0	971.5	(292.7)	971.5

Note 11: As from 2Q20, Comgás now records the CCR effects in its corporate books, thus, the company's performance standardization is no longer required, as detailed on the company's financial statements.

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COSAN LIMITED

Earnings Release
3rd Quarter of 2020

Adjusted EBITDA and Net Income

The table below describes the non-recurring impacts of each business line as well as the highlighted adjustments based on the criteria described on Cosan S.A. and Cosan Logística S.A. 3Q20 releases:

Adjusted EBITDA BRL mln	EBITDA Proforma[12]			Net Income[12]		
	3Q20 (Jul-Sep)	3Q19 (Jul-Sep)	Chg.% 3Q20/3Q19	3Q20 (Jul-Sep)	3Q19 (Jul-Sep)	Chg.% 3Q20/3Q19
Consolidated Pro forma - before adjustments	**2.977,8**	**3.373,9**	**-12,4%**	**222,9**	**560,8**	**-62,9%**
Raízen Combustíveis Brazil (50%)	**(2,7)**	**(66,1)**	**-96,0%**	**(21,3)**	**(49,5)**	**-61,0%**
Asset Divestments	(0,4)	(3,1)	-87,1%	(0,2)	(1,2)	-86,8%
Assets arising from contracts with clients	64,1	69,7	-8,0%	-	-	n/a
Leases (IFRS 16)	(6,6)	(3,9)	68,2%	5,1	3,0	57,6%
Non-recurring effects	(59,9)	(128,8)	-53,5%	(26,2)	(51,2)	-53,5%
Raízen Combustíveis Argentina (50%)	**(35,3)**	**(28,6)**	**23,5%**	**(2,5)**	**(1,7)**	**32,0%**
Leases (IFRS 16)	(35,3)	(28,6)	23,5%	(2,5)	(1,7)	32,0%
Raízen Energia (50%)	**(178,0)**	**(56,7)**	**n/a**	**3,2**	**22,6**	**-87,2%**
Change in Biological Assets	(38,9)	53,0	n/a	(17,0)	21,1	n/a
Leases (IFRS 16)	(144,2)	(114,2)	26,3%	18,0	(0,2)	n/a
Non-recurring effects	5,0	4,4	12,7%	2,2	1,7	13,4%
Compass Gás e Energia (99%[13])	**-**	**(108,8)**	**n/a**	**-**	**(42,9)**	**n/a**
Regulatory Current Account	-	(108,8)	n/a	-	(42,9)	n/a
Corporate	**-**	**(326,5)**	**n/a**	**-**	**(129,8)**	**n/a**
Non-recurring effects	-	(326,5)	n/a	-	(129,8)	n/a
Rumo	**(204,6)**	**(158,9)**	**28,8%**	**(13,0)**	**(27,8)**	**-53,2%**
Non-recurring effects	8,0	-	n/a	1,1	-	n/a
Leases (IFRS 16)	(212,6)	(158,9)	33,8%	(14,1)	(27,8)	-49,3%
Consolidated Pro forma - after adjustments	**2.557,1**	**2.628,3**	**-2,7%**	**189,3**	**331,7**	**-42,9%**

Note 12: Considers 100% of the results of Compass in EBITDA consolidation, but for net income purposes, it considers direct interest in the business (99%).
Note 13: As from 2Q20, Comgás now records the CCR effects in its corporate books, thus, the company's performance standardization is no longer required. Additional information is available on page 14.

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COSAN LIMITED

Earnings Release
3rd Quarter of 2020

Loans and Financing

On September 30, 2020, Cosan Limited's (CZZ Corporate) gross debt totaled R$ 4.3 billion and cash and cash equivalents came to R$ 621 million in 3Q20, in line with 2Q20. CZZ Corporate's net debt ended the period at R$ 3.7 billion (ex-IRFS 16).

Loans and Financing 3Q20 BRL mln	Compass Gás e Energia	Moove	Cosan S.A. Corporate	Cosan S.A. Consolidated	Raízen Energia (50%)	Raízen Combustíveis (50%)	Cosan S.A. Consolidated Pro forma	Cosan Logística	Cosan Limited Corporate	CZZ Pro forma
Opening balance of pro forma net debt	**3,340.4**	**(138.5)**	**2,335.6**	**5,537.4**	**6,758.0**	**2,230.8**	**14,526.2**	**7,424.0**	**3,564.4**	**25,514.5**
Cash, cash equivalents and marketable securities	3,446.8	987.0	2,549.7	6,983.6	2,362.6	619.4	9,965.5	5,876.7	751.9	16,594.2
Gross Debt	**6,787.2**	**848.5**	**4,885.3**	**12,521.0**	**9,120.6**	**2,850.2**	**24,491.7**	**13,300.7**	**4,316.2**	**42,108.7**
Cash items	**44.2**	**(5.9)**	**(39.7)**	**(1.5)**	**(456.2)**	**(738.1)**	**(1,195.8)**	**4,341.4**	**(104.7)**	**3,041.0**
Funding	166.3	-	-	166.3	622.4	0.6	789.3	4,534.3	-	5,323.6
Payment of principal on loans and borrowings	(156.6)	(1.0)	-	(157.6)	(985.2)	(712.2)	(1,855.0)	(62.4)	-	(1,917.4)
Payment of Interest on loans borrowings	(15.8)	(4.7)	(192.8)	(213.4)	(93.4)	(26.4)	(333.2)	(276.8)	(144.0)	(754.0)
Derivatives	50.3	(0.2)	153.1	203.2	-	-	203.2	146.2	39.3	388.7
Noncash items	**119.9**	**49.3**	**139.0**	**308.2**	**298.0**	**117.8**	**724.0**	**377.3**	**116.8**	**1,218.0**
Provision for interest (accrual)	78.1	5.5	124.8	208.4	117.3	23.8	349.5	279.6	71.7	700.8
Monetary variation and MTM adjustment of debt	13.6	42.9	18.1	74.6	35.1	11.1	120.7	14.7	152.1	287.5
Exchange variation, net of derivatives	28.3	0.9	(3.9)	25.2	145.6	83.0	253.8	83.0	(107.1)	229.7
Closing balance of gross debt	**6,951.3**	**891.8**	**4,984.6**	**12,827.7**	**8,962.3**	**2,229.9**	**24,020.0**	**18,019.4**	**4,328.3**	**46,367.7**
Cash, cash equivalents and marketable securities	3,790.0	1,211.2	2,099.5	7,100.6	899.5	531.6	8,531.8	10,154.0	621.3	19,307.1
Closing balance of pro forma net debt	**3,161.3**	**(319.3)**	**2,885.2**	**5,727.1**	**8,062.8**	**1,698.2**	**15,488.2**	**7,865.4**	**3,707.0**	**27,060.6**
Obligations due to preferred shareholders of subsidiaries	-	-	449.6	449.6	-	-	449.6	-	-	449.6
Leasing (IFRS 16)	10.9	43.8	27.0	81.7	1,990.3	296.2	2,368.3	2,324.5	10.8	4,703.6
Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	**3,172.1**	**(275.5)**	**3,361.8**	**6,258.4**	**10,053.2**	**1,994.5**	**18,306.1**	**10,189.9**	**3,717.8**	**32,213.8**

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COSAN LIMITED

Earnings Release
3rd Quarter of 2020

Cash Flow Reconciliation

Cash Flow Statement 3Q20 BRL mln	Compass Gás e Energia	Moove	Cosan S.A. Corporate	Eliminations	Cosan S.A.	Raízen Combined	Eliminations	Cosan S.A. Pro forma	Cosan Logística	Cosan Limited Corporate	Eliminations/ Adjusted	CZZ Proforma
EBITDA	**645.8**	**177.5**	**465.1**	**(299.7)**	**988.7**	**1,156.2**	**(228.4)**	**1,916.5**	**1,112.1**	**234.3**	**(285.1)**	**2,977.8**
Noncash impacts on EBITDA	119.5	27.1	(512.4)	299.7	(66.1)	24.7	228.4	187.0	(11.1)	(259.1)	285.1	201.9
Changes in assets and liabilities	(226.7)	35.5	(85.2)	0.0	(276.4)	(1,288.6)	-	(1,565.0)	92.4	1.8	(0.0)	(1,470.8)
Operating financial result	22.4	1.2	2.2	0.0	25.8	160.0	(0.0)	185.8	34.2	(2.4)	0.0	217.6
Operating Cash Flow	**561.0**	**241.3**	**(130.2)**	**0.0**	**672.1**	**52.2**	**0.0**	**724.3**	**1,227.6**	**(25.4)**	**0.0**	**1,926.5**
CAPEX	(254.2)	(9.1)	(4.0)	(0.0)	(267.2)	(268.4)	0.0	(535.6)	(698.6)	(0.7)	(0.0)	(1,234.9)
Other	(4.4)	(28.7)	(290.0)	-	(323.1)	80.7	-	(242.4)	9.3	0.0	290.0	56.9
Cash Flow from Investing Activities	**(258.5)**	**(37.8)**	**(294.0)**	**(0.0)**	**(590.3)**	**(187.8)**	**0.0**	**(778.1)**	**(689.2)**	**(0.7)**	**290.0**	**(1,178.0)**
Funding	166.0	-	-	-	166.0	341.4	0.0	507.5	4,527.5	-	-	5,035.0
Loans amortization (Principal)	(157.2)	(1.0)	-	(0.0)	(158.1)	(1,417.1)	0.0	(1,575.2)	(83.6)	(0.0)	(0.0)	(1,658.8)
Loans amortization (Interest)	(16.1)	(4.8)	(192.8)	(0.0)	(213.7)	(121.3)	0.0	(334.9)	(291.8)	(140.3)	(0.0)	(767.1)
Leasing amortization (IFRS16)	-	(4.7)	(1.5)	(0.0)	(6.2)	(191.6)	(0.0)	(197.8)	(5,335.7)	(0.4)	-	(5,533.8)
Derivatives	50.3	(0.2)	153.1	0.0	203.2	-	-	203.2	146.2	39.3	(0.0)	388.7
Other	(2.4)	(0.0)	0.0	-	(2.4)	(26.2)	0.0	(28.6)	4,596.1	0.0	(290.0)	4,277.5
Cash Flow from Financing Activities	**40.7**	**(10.7)**	**(41.2)**	**(0.0)**	**(11.2)**	**(1,414.7)**	**0.0**	**(1,425.9)**	**3,558.8**	**(101.4)**	**(290.0)**	**1,741.5**
Dividends received	**-**	**-**	**2.4**	**-**	**2.4**	**-**	**-**	**2.4**	**0.9**	**0.0**	**-**	**3.3**
Free Cash Flow to Equity	**343.2**	**192.8**	**(462.9)**	**0.0**	**73.0**	**(1,550.3)**	**0.0**	**(1,477.2)**	**4,098.1**	**(127.5)**	**(0.0)**	**2,493.3**
Cosan S.A	-	-	-	-	-	-	-	-	(0.0)	(15.8)	-	(15.8)
Others	-	-	-	-	-	(5.1)	-	(5.1)	-	-	-	(5.1)
Dividends paid	**-**	**-**	**-**	**-**	**-**	**(5.1)**	**-**	**(5.1)**	**(0.0)**	**(15.8)**	**-**	**(20.9)**
Exchange variation impact on cash and cash equivalents	-	31.4	12.7	0.0	44.0	4.6	-	48.6	179.1	12.8	-	240.5
Cash Generation (Burn) in the Period	**343.2**	**224.2**	**(450.3)**	**0.0**	**117.0**	**(1,550.8)**	**0.0**	**(1,433.8)**	**4,277.2**	**(130.5)**	**(0.0)**	**2,712.9**

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COSAN LIMITED

Earnings Release
3rd Quarter of 2020

Financial Statements
Cosan Limited - Accounting

Indicators BRL mln	3Q20 (Jul-Sep)	3Q19 (Jul-Sep)	Chg.% 3Q20/3Q19	2Q20 (Apr-Jun)	Chg.% 3Q20/2Q20	9M20 (Jan-Sep)	9M19 (Jan-Sep)	Chg.% 9M20/9M19
EBITDA	2,050.0	2,619.8	-21.8%	1,432.3	43.1%	4,900.5	5,858.2	-16.3%
Investments	1,041.0	619.1	68.1%	967.9	8.3%	2,876.3	1,987.2	44.7%

Income Statement for the Period BRL mln	3Q20 (Jul-Sep)	3Q19 (Jul-Sep)	Chg.% 3Q20/3Q19	2Q20 (Apr-Jun)	Chg.% 3Q20/2Q20	9M20 (Jan-Sep)	9M19 (Jan-Sep)	Chg.% 9M20/9M19
Net Revenue	5,757.4	5,731.2	0.5%	4,174.9	37.9%	14,854.8	15,523.9	-4.3%
Cost of Goods and Services Sold	(3,878.7)	(3,764.8)	3.0%	(2,793.3)	38.9%	(10,222.2)	(10,711.4)	-4.6%
Gross profit	1,878.7	1,966.4	-4.5%	1,381.6	36.0%	4,632.6	4,812.5	-3.7%
Selling, general & administrative expenses	(594.5)	(636.2)	-6.5%	(631.5)	-5.9%	(1,810.0)	(1,707.9)	6.0%
Other net operating income (expenses)	(89.5)	537.2	n/a	214.5	n/a	(2.9)	543.0	n/a
Financial results	(743.8)	(484.8)	53.4%	(214.7)	n/a	(1,342.9)	(1,318.7)	1.8%
Equity Pick-up	232.3	157.3	47.6%	(214.0)	n/a	212.9	497.4	-57.2%
Expenses with income and social contribution taxes	(168.4)	(387.5)	-56.5%	(196.0)	-14.1%	(309.6)	(726.2)	-57.4%
Non-controlling interest	(291.8)	(587.8)	-50.3%	(238.0)	22.6%	(408.6)	(1,126.2)	-63.7%
Discontinued operations	-	(3.9)	-100.0%	-	n/a	-	(14.5)	-100.0%
Net Income (Loss)	222.9	560.8	-60.3%	101.9	n/a	971.5	959.4	1.3%

Balance Sheet BRL mln	3Q20 09/30/20	2Q20 06/30/20
Cash and cash equivalents	13,938	10,954
Marketable Securities	3,938	2,659
Trade accounts receivable	1,873	1,797
Inventories	889	870
Derivative financial instruments	9,858	9,570
Other current assets	2,299	2,324
Other non-current assets	12,574	12,547
Investments	8,032	7,973
Property, plant and equipment	13,173	12,760
Intangible assets	17,166	17,067
Total Assets	83,739	78,519
Loans and borrowings	44,778	39,477
Financial instruments and derivatives	203	136
Trade accounts payable	2,299	2,377
Payroll	339	289
Other current liabilities	2,832	3,145
Other non-current liabilities	12,781	17,244
Shareholders' Equity	20,508	15,851
Total Liabilities	83,739	78,519

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COSAN LIMITED

Earnings Release
3rd Quarter of 2020

Financial Statement including Raízen

Cosan Limited Proforma (including 50% of Raízen)

Indicators BRL mln	3Q20 (Jul-Sep)	3Q19 (Jul-Sep)	Chg.% 3Q20/3Q19	2Q20 (Apr-Jun)	Chg.% 3Q20/2Q20	9M20 (Jan-Sep)	9M19 (Jan-Sep)	Chg.% 9M20/9M19
EBITDA	2,977.8	3,373.9	-11.7%	1,895.9	57.1%	7,400.3	7,925.3	-6.6%
Adjusted EBITDA	2,557.1	2,628.3	-2.7%	1,247.4	n/a	6,051.6	6,859.4	-11.8%
Investments	1,366.1	1,069.7	27.7%	1,400.3	-1.9%	4,279.6	3,624.4	18.1%

Income Statement for the Period BRL mln	3Q20 (Jul-Sep)	3Q19 (Jul-Sep)	Chg.% 3Q20/3Q19	2Q20 (Apr-Jun)	Chg.% 3Q20/2Q20	9M20 (Jan-Sep)	9M19 (Jan-Sep)	Chg.% 9M20/9M19
Net Revenue	19,509.3	20,866.2	-6.5%	13,582.7	43.6%	52,724.6	58,825.6	-10.4%
Cost of Goods and Services Sold	(16,595.1)	(18,110.4)	-8.4%	(11,893.9)	39.5%	(45,818.2)	(51,613.9)	-11.2%
Gross profit	2,914.2	2,755.8	5.7%	1,688.8	72.6%	6,906.4	7,211.7	-4.2%
Selling, general & administrative expenses	(1,181.8)	(1,186.8)	-0.4%	(1,115.8)	5.9%	(3,420.2)	(3,286.8)	4.1%
Other net operating income (expenses)	(12.5)	745.7	n/a	238.6	n/a	301.8	988.6	-69.5%
Financial results	(956.1)	(661.7)	44.5%	(331.2)	n/a	(1,948.1)	(1,793.5)	8.6%
Equity Pick-up	4.7	6.3	-25.9%	(30.0)	n/a	(27.5)	(23.1)	18.8%
Expenses with income and social contribution taxes	(236.8)	(485.4)	-51.2%	(105.4)	n/a	(396.2)	(950.5)	-58.3%
Non-controlling interest	(308.7)	(609.3)	-49.3%	(243.0)	27.0%	(444.7)	(1,172.6)	-62.1%
Discontinued operations	-	(3.9)	-100.0%	-	n/a	-	(14.5)	-100.0%
Net Income (Loss)	222.9	560.8	-60.2%	101.9	n/a	971.5	959.4	1.3%

Balance Sheet BRL mln	3Q20 09/30/20	2Q20 06/30/20
Cash and cash equivalents	15,349	13,916
Marketable Securities	3,958	2,678
Trade accounts receivable	3,601	3,205
Inventories	5,842	4,411
Derivative financial instruments	13,278	13,113
Other current assets	5,570	5,507
Other non-current assets	18,896	18,704
Investments	985	980
Property, plant and equipment	22,485	22,365
Intangible assets	20,236	20,144
Total Assets	110,200	105,024
Loans and borrowings	57,976	53,400
Financial instruments and derivatives	1,569	1,615
Trade accounts payable	7,018	6,454
Payroll	640	664
Other current liabilities	5,109	5,212
Other non-current liabilities	17,183	21,644
Shareholders' Equity	20,705	16,035
Total Liabilities	110,200	105,024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer